UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Election of Director

On October 18, 2021, Bit Digital, Inc. (the “Company”) entered into a Director Agreement with Percival Services, LLC (“Percival”), pursuant to which Brock Pierce shall serve as Percival’s representative on the Company’s Board of Directors (the “Board”) effective October 31, 2021. Upon Brock Pierce’s appointment to the Board, the Advisory Services Agreement dated May 19, 2021, pursuant to which Brock was acting as an advisor, was automatically terminated.

Brock Pierce is an entrepreneur, artist, venture capitalist, and philanthropist with an extensive track record of founding, advising and investing in disruptive businesses.  He’s credited with pioneering the market for digital assets and has raised more than $5B for companies he has founded. Pierce is Chairman of the Bitcoin Foundation and the co-founder of EOS Alliance, Block.One, Blockchain Capital, Tether, and Mastercoin. Pierce has been involved in Bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons and ran KNC’s China operation, one of the world’s first large scale mining operations. He was also a seed investor in BitFury through Blockchain Capital. He also established the largest Bitcoin mining operation in Washington State in the industry’s early days. Pierce has lectured at some of the nation’s most prestigious institutions, the Milken Institute Global Conference, International World Congress, and has been featured by the New York Times, Wall Street Journal and Fortune.  Pierce was on the first-ever Forbes List for the “Richest People in Cryptocurrency” and was an Independent Party candidate for President of the United States in 2020.

The Director Agreement provides for Mr. Pierce to serve on the Company’s subcommittees, the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, as reasonably requested. Mr. Pierce is not receiving cash compensation for his service on the Board. As an independent director, Percival was awarded 20,000 restricted stock units (“RSUs”) pursuant to the Company’s 2021 Omnibus Equity Incentive Plan with immediate vesting. He is eligible for additional compensation, from time to time, at the discretion of the Board. His term is one year subject to a one-year renewal year re-election by a majority of the shareholders of the Company. He will be provided with additional compensation for any renewal term of at least the initial 20,000 RSUs award.

While Mr. Pierce is a member of the Board and for a twelve-month period following termination of the Director Agreement, he cannot have any connection with any business or venture that competes, directly or indirectly, with the Company. For a period of three (3) years from termination of the Director Agreement, Mr. Pierce is prohibited from interfering with the Company’s relationship with or seek to have any employee or customer of the Company leave the Company.

Pursuant to an Indemnification Agreement dated October 31, 2021, the Company has agreed to indemnify and supplement the Company’s Certificate of Incorporation, Memorandum of Association and any resolutions adopted pursuant thereof, and any director’s or officer’s liability insurance to the full extent permitted by applicable law. The duration of the Agreement is for ten (10) years from the date upon which his directorship terminates and shall continue for as long as Mr. Pierce shall be subject to any proceedings as a result of his directorship.

Mr. Pierce replaced Min Hu, whose two-year term as a director expired on October 31, 2021. There were no disagreements with Min Hu.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Bryan Bullett
Name:	Bryan Bullett
Title:	Chief Executive Officer

Date: November 1, 2021

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